Mail Stop 3561

May 25, 2010

VIA U.S. MAIL

James Gouin
Chief Financial Officer
Tower International, Inc.
17672 Laurel Park Drive North, Suite 400E
Livonia, MI 48152

Re: **Tower International, Inc.**
       Amendment No. 3 to Registration Statement on Form S-1
       Filed May 11, 2010
       File No. 333-165200

Dear Mr. Gouin:

We have reviewed your response to our letter dated April 20, 2010 and have the following additional comments. Please note that page references refer to the marked version of your filing provided by counsel.

Use of Proceeds, page 38

1. We note your reference to the payment to executive officers of $5.5 million pursuant to a special incentive program, both here and on pages 12 and 13 in connection with your Summary Consolidated Financial Data. We also note your reference, in connection with your Capitalization Table, to the RSUs to be issued to certain executive officers and directors pursuant to one of your benefit plans in connection with the consummation of the offering. Based upon the disclosures presented in your discussion of "Compensation Programs" on pages F-65 and F-66, it appears that significant additional bonuses may be awarded in connection with the consummation of an initial public offering. Please expand your disclosures in each of the above cited locations to include a chart that specifically describes and quantifies the potential bonuses that may be awarded under each of the individual programs.

Age of Financial Statements

2. Please consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Consents of Independent Registered Public Accounting Firm

3. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have any questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb

cc: Via facsimile (973) 597-2553
        Michael J. Reinhardt, Esq.
        Lowenstein Sandler PC